May 5, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Robert Shapiro and. Ms. Theresa Brillant

Re:
ACV Auctions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-40256

Via EDGAR and e-mail delivery

Dear Mr. Shapiro and Ms. Brillant:

Below is our response to the letter dated April 23, 2025 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments to the ACV Auctions Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”). For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment.
.

COMMENT 1:

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2024 and December 31, 2023
Revenue
Marketplace and Service revenue, page 47

1. Please discuss the underlying business reasons for the changes in marketplace and service revenue. We note that increases were primarily volume driven and that buyer fee rates were higher for the year ended December 31, 2024 as compared to the prior year, but the underlying reasons for this growth are not explained. Refer to Item
303(b)(2) of Regulation S-K and sections III.B.2 through III.B.4 of SEC Release 33-
8350.

RESPONSE:

The Company acknowledges the Staff's comment and respectfully advises that the Company’s revenue is generated primarily through automotive auction sales on its marketplace platform, for which the Company earns a fee from marketplace buyers and marketplace sellers (collectively, “Customers”). The increases in marketplace and service revenue in fiscal year 2024 compared to fiscal year 2023 were driven both by an increase in the volume of auction sales (“Marketplace Units”) completed on the Marketplace Platform (as defined on page 6 of the 2024 Form 10-K) and increased fees per Marketplace Unit sold. As disclosed on page 43 of the 2024 Form 10-K, the volume of Marketplace Units sold on the Marketplace Platform increased to 743,008 in fiscal year 2024 from 598,767 for fiscal year 2023. Within our discussion of Marketplace Units on page 42 we note that this metric is an indicator of the overall engagement of our Customers and our market share of wholesale transactions. The increased volume of transactions in 2024 was driven by an increased number of Customers actively using the Marketplace Platform in 2024 as compared to 2023, as the Company continues to penetrate markets where it does business and win new Customers. On pages 42 and 43 of the 2024 Form 10-K we disclose the increase in the number of marketplace buyers and marketplace sellers and note that we consider these metrics to be an indicator of the health of our marketplace as well as our overall sales and marketing success. The wholesale automotive industry continues to transition to digital transactions, with an increasing amount of Customers transacting digitally versus at physical auction houses. This industry transition, and the Company’s position as a leader in the area of digital wholesale automotive auctions, continues to drive more Customers to our Marketplace Platform. In addition, the average total revenue per Marketplace Unit sold increased in 2024 compared to 2023 due to: (i) an increase in marketplace buyer fee rates in 2024, and (ii) Customers adding more optional ancillary services to the auction, such as vehicle transportation services and financing services, in 2024 compared to 2023. To a lesser extent, acquisitions completed in 2024 drove increases in revenue in 2024 compared to 2023.

In future filings, where there are material changes in our results of operations, we will include discussion of the underlying business reasons for such changes within the “Comparison on Years (Months) Ended” section of “Management's Discussion and Analysis of Financial Condition and Results of Operations” consistent with the Commission’s guidance in Item 303(b)(2) of Regulation S-K and Sections III.B.2 through III.B.4 of SEC Release 33-8350.

COMMENT 2:

Non-GAAP Financial Measures, page 50

2. We note that you exclude amortization of acquired intangible assets from the calculation of Non-GAAP Net income (loss). Please expand your disclosure to explain that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is still included in the measure and that these assets contribute to revenue generation.

RESPONSE:

The Company acknowledges the Staff's comment and respectfully advises that in future filings, we will expand the disclosure to explain that although amortization of acquired intangible assets is being excluded from Non-GAAP Net income (loss), revenue generated from these assets is still included in the measure and that these assets contribute to revenue generation.

An illustrative example of our planned future disclosure in consideration of this comment is below (with new text in bold):

“Non-GAAP Net income (loss) is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of these limitations include that: (i) it does not consider the impact of stock-based compensation expense; (ii) although amortization is a non-cash charge, the underlying assets may need to be replaced and Non-GAAP Net income (loss) does not reflect these capital expenditures; (iii) it does not consider the impact of any contingent consideration liability valuation adjustments; (iv) it does not include the amortization of acquired intangible assets but it does include the revenue these acquired intangible assets contribute to the enterprise; and (v) it does not consider the impact of other one-time charges, such as acquisition-related and restructuring expenses, which could be material to the results of our operations. In addition, our use of Non-GAAP Net income (loss) may not be comparable to similarly titled measures of other companies because they may not calculate Non-GAAP Net income (loss) in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Non-GAAP Net income (loss) alongside other financial measures, including our net loss and other results stated in accordance with GAAP.”

COMMENT 3:

Notes to Consolidated Financial Statements
Note 16. Acquisitions, page 84

3. Please tell us your consideration of disclosing the amount of revenues and earnings from the acquired entities since their acquisition dates included in the consolidated statement of operations for the year ended December 31, 2024, and supplemental pro forma financial information of the revenue and earnings of the combined entity as though the business combinations that were completed during fiscal 2024 had occurred as of the beginning of the comparable prior annual reporting period. Refer to
ASC 805-10-50-2(h)(1).

RESPONSE:

The Company acknowledges the Staff's comment and respectfully advises that the amount of revenues and earnings from the acquired entities since their acquisition dates included in the consolidated statement of operations for the year ended December 31, 2024, and supplemental pro forma financial information of the revenue and earnings of the combined entity as though the business combinations that were completed during fiscal 2024 had occurred as of the beginning of the comparable prior annual reporting period were not included within Note 16 since we concluded that the acquisitions were not material to the financial statements taken as a whole, and furthermore we concluded that the disclosures prescribed ASC 805-10-50-2(h)(1) with respect to these acquisitions were not material.

Our intentions for the future operation of the acquired entities was an important factor in our conclusion that the disclosures prescribed ASC 805-10-50-2(h)(1) were not material. Over time, we intend to transform the operations of those 2024 acquired entities that were physical automotive auctions at the time of acquisition, into remarketing centers supporting our digital auction business. In that regard, we expect that existing automotive dealership customers of the acquired entities will migrate to using the Company’s digital auction offerings over time, and the facilities of the acquired entities will also be used to better serve existing and future commercial sellers. We considered the plans for the acquired entities’ operations to be an important factor in our conclusion that disclosures related to their 2024 operating results and historical pro forma financial information were not material.

In addition to the above, we considered multiple quantitative and qualitative factors in concluding that the disclosures prescribed in ASC 805-10-50-2(h)(1) were not material, individually or in the aggregate, with respect to the 2024 acquisitions:

●Actual 2024 net income (loss) from the acquired entities included within the Company’s 2024 financial statements was less than 1% of the Company’s 2024 consolidated net income (loss) in the aggregate. The largest acquisition comprised 4% of the Company’s 2024 consolidated net income (loss), with the other acquisitions collectively offsetting the aggregate impact.

●Actual 2024 revenue from the acquired entities included within the Company’s 2024 financial statements in the aggregate was approximately 10% of the Company’s 2024 consolidated total revenue, with the largest acquisition comprising 5% of the Company’s 2024 revenue. Details about specific 2024 acquisitions’ actual revenue included within the Company’s 2024 consolidated total revenue were disclosed within Item 9A. Controls and Procedures on page 89 of the 2024 Form 10-K.

●Pro forma annual net income (loss) from the acquired entities in the aggregate as compared to the Company’s 2024 consolidated net loss was less than 1%. The largest acquisition comprised 5% of the Company’s 2024 consolidated net income (loss), with the other acquisitions collectively offsetting the aggregate impact.

●Pro forma annual revenue from the acquired entities as compared to the Company’s 2024 consolidated total revenue was approximately 13% in the aggregate, with the largest acquisition comprising 6% of the Company’s 2024 revenue.

●None of the 2024 acquisitions represented an entry into a new line of business. The acquired entities serve the same type of customers as the Company (automotive dealers and other commercial sellers of automobiles), and offer similar types of products (automotive auction services).

●The acquisitions did not change the Company’s overall business strategy.

●We did not consider any of the 2024 acquisitions significant enough to include discussion on a SEC Form 8-K, in a press release issued by the Company, or in any of the Company’s quarterly earnings releases or earnings presentations.

We will continue to assess the materiality of acquisitions both individually and in the aggregate in connection with our future filings.

COMMENT 4:

Note 19. Segment Information, page 87

4. Please tell us your consideration for disclosing how your Chief Operating Decision
Maker (CODM) uses the segment measure of net income (loss) in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-
29(f). Refer to the implementation guidance for a single reportable segment entity in
ASC 280-10-55-54c.

RESPONSE:

The Company acknowledges the Staff's comment and respectfully advises that within Note 19 to the consolidated financial statements we have disclosed that the CODM assesses performance for the ACV segment and decides how to allocate resources based on net income (loss). The CODM uses net income (loss) in budget versus actual analysis to measure performance and as a key input to make resource investment and management compensation decisions. We will include these additional details in future filings.

An illustrative example of our planned future disclosure in consideration of this comment is below (new text in bold):

“The CODM assesses performance for the ACV segment and decides how to allocate resources based on net income (loss) that also is reported on the income statement as consolidated net income (loss). The CODM uses net income (loss) in budget versus actual analysis to measure performance and as a key input to make resource investment and management compensation decisions.”

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On behalf of ACV Auctions Inc., I thank you for your consideration of our response.

Sincerely,

William Zerella
Chief Financial Officer
ACV Auctions Inc.
cc:
Leanne Fitzgerald, Chief Legal Officer, ACV Auctions Inc.
Andrew Peer, Corporate Controller and Chief Accounting Officer, ACV Auctions Inc.
Nicole Brookshire, Davis Polk & Wardwell LLP
Stephen Byeff, Davis Polk & Wardwell LLP